EXHIBIT 12.2

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2016

(In thousands)

Earnings
Net income before minority interest	$74,592
Equity earnings	(6,366)
Income distribution from equity investees	5,032
Minority interest in pretax income	(2,355)
Amortization of capitalized interest	527
Federal and state income taxes	41,791
Fixed charges	21,200
Total Earnings as Defined	$134,421

Fixed Charges
Interest expense on long-term debt and other	$19,235
Interest on rentals*	667
Amortization of debt issuance costs	903
AFUDC - borrowed funds	395
Total Fixed Charges	$21,200

Ratio of Earnings to Fixed Charges	6.34X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.